QUALIFICATION CERTIFICATE
PURSUANT TO NATIONAL INSTRUMENT 44-101

TO:	British Columbia Securities Commission (as Principal Regulator)

AND TO:	Alberta Securities Commission
Ontario Securities Commission

RE:	Vizsla Resources Corp.
Offering under Preliminary Short Form Base Shelf Prospectus dated June 2, 2020

The undersigned, being one of the executive officers of Vizsla Resources Corp. (the "Company"), hereby certifies on behalf of the Company, pursuant to section 4.1(1)(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (the "National Instrument"), that as at the date of this certificate:

(i) the Company is relying on section 2.2 of the National Instrument in order to be qualified to file a prospectus in the form of a short form prospectus;

(ii) all of the qualification criteria set forth in section 2.2 of the National Instrument have been satisfied; and

(iii) all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

DATED this 2nd day of June, 2020.

VIZSLA RESOURCES CORP.

"Michael Konnert"

Name: Michael Konnert

Per: President and Chief Executive Officer

NATIONAL INSTRUMENT 44-101

Short Form Prospectus Distributions

2.2 Basic Qualification Criteria - An issuer is qualified to file a prospectus in the form of a short form prospectus for a distribution of any of its securities in the local jurisdiction, if the following criteria are satisfied:

(a) the issuer is an electronic filer under NI 13-101;

(b) the issuer is a reporting issuer in at least one jurisdiction of Canada;

(c) the issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction,

(i) under applicable securities legislation,

(ii) pursuant to an order issued by the securities regulatory authority, or

(iii) pursuant to an undertaking to the securities regulatory authority;

(d) the issuer has, in at least one jurisdiction in which it is a reporting issuer,

(i) current annual financial statements, and

(ii) a current AIF;

(e) the issuer's equity securities are listed and posted for trading on a short form eligible exchange and the issuer is not an issuer,

(i) whose operations have ceased, or

(ii) whose principal asset is cash, cash equivalents, or its exchange listing.